As filed with the U.S. Securities and Exchange Commission on October 31, 2014

 Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

TOTAL S.A.
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer's name into English)

France
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, Floor 12, New York, NY, 10004
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

Corporation Service Company
1180 Avenue of the Americas, Suite 210
New York, New York 10036-8401
Telephone: 1-800-927-9800
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☐	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one share of TOTAL S.A.	1,000,000,000 American Depositary Shares	$0.05	$50,000,000	$5810
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Articles 16, 17, 20 and 21

	(iii)	Collection and distribution of dividends	Articles 3, 5, 11, 13, 14, 15, 19, 20 and 24

	(iv)	Transmission of notices, reports and proxy soliciting material	Articles 16, 17, 18, 20 and 21

	(v)	Sale or exercise of rights	Articles 12, 14, 15, 20 and 24

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 11, 15 and 16

	(vii)	Amendment, extension or termination of the Deposit Agreement	Articles 23 and 24

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Articles 17 and 18

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8 and 25

	(x)	Limitation upon the liability of the Depositary	Articles 12, 14, 20, 21 and 24

(3)	Fees and Charges		Articles 7, 11, 12, 23 and 24

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that TOTAL S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with the Securities and Exchange Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.
Article 17

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Deposit Agreement. Form of  Deposit Agreement dated as of           , 2014 among TOTAL S.A., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Powers of Attorney. Filed herewith as Exhibit (f).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 31, 2014.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, TOTAL S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France on October 31, 2014.

TOTAL S.A.

By:	/s/ Humbert de Wendel
Name:	Humbert de Wendel
Title:	Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 31, 2014.

Signatures	Title

/S/ PATRICK POUYANNE*	Chief Executive Officer
Patrick Pouyanné	(Principal Executive Officer)

/S/ PATRICK ARTUS*	Director
Patrick Artus

/S/ PATRICIA BARBIZET*	Director
Patricia Barbizet

/S/ GUNNAR BROCK*	Director
Gunnar Brock

/S/ MARIE-CHRISTINE COISNE-ROQUETTE*	Director
Marie-Christine Coisne-Roquette

/S/ BERTRAND COLLOMB*	Director
Bertrand Collomb

/S/ PAUL DESMARAIS JR.*	Director
Paul Desmarais Jr.

/S/ THIERRY DESMAREST*	Director
Thierry Desmarest

/S/ ANNE-MARIE IDRAC*	Director
Anne-Marie Idrac

/S/ Charles Keller*	Director
Charles Keller

Signatures	Title

/S/ BARBARA KUX*	Director
Barbara Kux

/S/ GERARD LAMARCHE*	Director
Gérard Lamarche

/S/ ANNE LAUVERGEON*	Director
Anne Lauvergeon

/S/ MICHEL PEBEREAU*	Director
Michel Pébereau

/S/ PATRICK DE LA CHEVARDIERE*	Executive Vice President and Chief Financial Officer
Patrick de La Chevardière	(Principal Financial Officer)

/S/ DOMINIQUE BONNET*	Chief Accounting Officer
Dominique Bonnet	(Principal Accounting Officer)

/S/ ROBERT O. HAMMOND*	Authorized Representative in the United States
Robert O. Hammond

*By:	/s/HUMBERT DE WENDEL
Humbert de Wendel
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Deposit Agreement.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(f)	Power of Attorney.